SCHEDULE 13D

Amendment No. 1
America West Airlines, Inc.
common stock
Cusip # 023650104
Filing Fee: No


Cusip #         023650104
Item 1: Reporting Person - Belmont Capital Partners II, L.P. -
(Tax ID:  04-3195259)
Item 4: PF
Item 6: Delaware
Item 7: 1,920,987.5
Item 8: None
Item 9: 1,920,987.5
Item 10:        None
Item 11:        1,920,987.5
Item 13:        7.60%
Item 14:        PN


Preamble.

	This Amendment No. 1 to Schedule 13D (this "Amendment") should be read in conjunction with the Schedule 13D filed with the Securities and Exchange Commission on May 16, 1994 (the "Schedule 13D") by Belmont Capital Partners II, L.P. ("Belmont II") relating to the common stock, par value $0.25 per share (the "Common Stock"), of America West Airlines, Inc. (the "Company"). This Amendment amends the Schedule 13D only with respect to those Items listed below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the
Schedule 13D.


Item 3.  Source and Amount of Funds or Other Consideration.

	As contemplated by the Transpacific Letter Agreement, which is attached as an exhibit to and incorporated by reference into the Schedule 13D, Belmont II and Transpacific Enterprises, Inc., a Washington corporation ("Transpacific"), entered into the Transpacific Purchase Agreement on May 17, 1994 (the
"Transpacific Purchase Agreement"). At the closing of the Transpacific Purchase Agreement on May 23, 1994, Belmont II paid to Transpacific $6,783,976.80, the balance of the amount due for the Shares (as defined in Item 5). Belmont II used its own assets to make such purchase and no part of the purchase price for the Shares consisted of borrowed funds.


Item 5.  Interest in Securities of Issuer.

	(a) As contemplated by the Transpacific Letter Agreement, on May 23, 1994, Belmont II acquired pursuant to the Transpacific Purchase Agreement beneficial ownership of 1,884,438 shares (the "Common Shares") of Common Stock and 36,549.5 shares (the
"Preferred Shares," together with the Common Shares, the "Shares") of Series C 9.75% convertible preferred stock, $0.25 par value per share (the "Preferred Stock"), of the Company. The Preferred Shares are convertible into shares of Common Stock on a share-for-share basis, subject to certain adjustments. Assuming conversion of all of the Preferred Shares into shares of Common Stock, the Shares represent approximately 7.6% of the outstanding shares of Common Stock.

	In addition to Belmont II's beneficial ownership of the Shares, (i) Fidelity Capital Partners is an indirect beneficial owner of the Shares as the general partner of Belmont II, (ii) FMR is an indirect beneficial owner of the Shares through its ownership of Fidelity Capital Partners, (iii) Edward C. Johnson 3d is an indirect beneficial owner of the Shares through his indirect controlling interest in Fidelity Capital Partners and
(iv) FMTC is an indirect beneficial owner of the Shares as a result of its power to direct the voting and disposition of the Shares pursuant to an Investment Management Agreement with Belmont II. Neither Fidelity, any Fidelity Entity, nor any of their respective affiliates nor, to the best knowledge of FMR, any of the individuals named in Schedule A to the Schedule 13D, beneficially owns any other shares of Common Stock.

	As set forth in Item 6, Belmont II and TPG Partners, L.P., a Delaware limited partnership ("TPG"), have entered into an agreement concerning certain matters with respect to the Preferred Shares and Belmont II, Belmont, Copernicus and AmWest Partners, L.P., a Texas limited partnership ("AmWest"), have entered into an agreement concerning the assignment of certain of AmWest's rights under the Investment Agreement (as defined in Item 6), but Fidelity and the Fidelity Entities disclaim that they and TPG and/or AmWest constitute a group within the meaning of Section 13(d)(3) of the Exchange Act. To the extent that Fidelity and TPG and/or AmWest constitute a group, however, each would be deemed to beneficially own the shares of Common Stock owned by the other. Information concerning TPG's and AmWest's ownership of shares of Common Stock is contained in a separate
Schedule 13D filed by TPG and AmWest, as amended from time to time.

	(b) Belmont II, acting through Fidelity Capital Partners, its general partner, has the sole power to vote and dispose of the Shares. FMTC, pursuant to an Investment Management Agreement with Belmont II, also has the sole power to vote and dispose of the Shares. FMR, through its control of Fidelity Capital
Partners and FMTC, could be deemed to have the power to direct the voting and disposition of the Shares. Edward C. Johnson 3d, through his controlling interest in FMR, also could be deemed to have the power to direct the voting and disposition of the Shares.

	(c) Except as stated herein, no transactions in shares of Common Stock were effected during the past sixty (60) days by Fidelity, or, to the best of its knowledge, any of the individuals identified in Schedule A to the Schedule 13D.

	(d) Pursuant to the terms of the Transpacific Purchase Agreement (as defined in Item 6), Belmont II has agreed to pay to Transpacific the amount of any dividends that Belmont II may receive as the holder of the Preferred Shares payable in respect of the period commencing on the date when dividends were last paid on the Preferred Shares through May 3, 1994.

	(e)     Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

	As contemplated by the Transpacific Letter Agreement, Belmont II and Transpacific entered into the Transpacific Purchase Agreement. The following is a brief description of the Transpacific Purchase Agreement and is qualified in its entirety by reference to such agreement, a copy of which is filed as an exhibit hereto and incorporated herein by reference.

	Pursuant to the Transpacific Purchase Agreement, Belmont II agreed to (i) purchase from Transpacific the Common Shares at a price of $3.60 per share and the Preferred Shares at a price of $500,000, (ii) pay to Transpacific the amount of any dividends that it may receive as the holder of the Preferred Shares payable in respect of the period commencing on the date when dividends were last paid on the Preferred Shares through May 3, 1994, and
(iii) keep Transpacific apprised of any information that it receives from the Company regarding the status of the payment of any dividends on the Preferred Shares and, at its own expense, to prosecute in the Company's bankruptcy proceedings any claim for the payment of dividends with respect to the Preferred Shares.

	As contemplated by the agreement in principle disclosed in
Item 6 of the Schedule 13D, on May 20, 1994, TPG and Belmont II entered into a separate letter agreement (the "TPG Letter
Agreement") concerning certain matters with respect to the Preferred Shares. The following is a brief description of the TPG Letter Agreement and is qualified in its entirety by reference to such agreement, a copy of which is filed as an exhibit hereto and incorporated herein by reference.

	Pursuant to the TPG Letter Agreement, TPG and Belmont II agreed that (i) TPG will reimburse Belmont II for all expenses incurred by Belmont II in connection with its prosecution, in the Company's bankruptcy proceedings, of any claim for the payment of dividends with respect to the Preferred Shares, and (ii) that they will cooperate in coordinating such prosecution. With the exception of the TPG Letter Agreement (to the extent that it may be deemed to relate to the Common Stock), there are no understandings, agreements, or arrangements among Fidelity or the Fidelity Entities and TPG or AmWest with respect to the Common Stock.

	On May 17, 1994, TPG entered into a separate purchase agreement with Transpacific, the terms of which are substantially similar to the terms of the Transpacific Purchase Agreement, except for certain obligations of TPG with respect to a claim of Transpacific against the Company. Pursuant to such purchase agreement, on May 20, 1994, TPG purchased from Transpacific an aggregate of 1,884,438 shares of Common Stock and 36,549.5 shares of Preferred Stock, which together with the Shares, represent all of the securities of the Company owned by Transpacific. The acquisition by TPG of such shares of Common Stock and Preferred Stock is the subject of a separate Schedule 13D filed by TPG and AmWest, as amended from time to time.

	In connection with the transactions described above, the Company's Board of Directors adopted certain resolutions
(i) excepting Fidelity, the Fidelity Entities and certain of their affiliates from the application of Section 203 of the Delaware General Corporation Law, (ii) approving the "Beneficial Ownership" (as defined in the Amended and Restated Rights Agreement between the Company and First Interstate Bank of Arizona, N.A. dated June 17, 1988 (the "Rights Agreement")) by Fidelity, the Fidelity Entities and certain of their affiliates for purposes of the Rights Agreement, (iii) confirming that none of such entities shall be deemed an "Acquiring Person" or "Adverse Person" (as such terms are defined in the Rights Agreement) and that no "Distribution Date," "Share Acquisition Date," "Business Combination" or "Triggering Event" (as such terms are defined in the Rights Agreement) shall be deemed to occur as a result of the acquisition by Fidelity of the Shares,
(iv) agreeing to give Fidelity prior written notice of any amendment to the resolutions described in clauses (ii) or (iii) and to provide Fidelity with the opportunity to meet with the Board to discuss any such amendment prior to its adoption, and
(v) agreeing to indemnify Fidelity, the Fidelity Entities and certain of their affiliates for any damages incurred by such entities as a result of or in connection with any amendment to the resolutions described in clauses (ii) or (iii).

	Prior to Belmont II and TPG entering into the purchase agreements described above, on April 21, 1994, AmWest and the Company entered into a Third Revised Investment Agreement dated April 21, 1994 (the "Investment Agreement"). The following is brief description of certain provisions of the Investment Agreement and is qualified in its entirety by reference to such agreement, a copy of which was filed as an exhibit to the
Schedule 13D.

	Pursuant to the Investment Agreement, AmWest has agreed, in connection with and as part of the proposed joint plan of reorganization of the Company of which AmWest is a co-proponent (the "Plan") and subject to the satisfaction or waiver of certain conditions (including confirmation of the Plan by the United
States Bankruptcy Court of the District of Arizona (the
"Bankruptcy Court")), to acquire certain voting securities, debt securities and warrants of the reorganized company ("New America West") upon the Company's emergence from bankruptcy. Under the Investment Agreement, AmWest has the right to assign (in whole or in part) its rights to acquire such securities and warrants to other parties. If the transactions contemplated by the Investment Agreement are successfully completed, AmWest will own a controlling interest in New America West. The Investment Agreement also provides that, in connection with the consummation of the Plan, the members of the Board of Directors of New America West shall be designated as described in the Investment Agreement and the certificate of incorporation and bylaws of the Company will be amended in accordance with the provisions of the Investment Agreement.

	The Plan and an accompanying disclosure statement were filed with the Bankruptcy Court on May 17, 1994. Fidelity currently intends to vote any shares of Common Stock it or any Fidelity
Entity owns in favor of the Plan. It is anticipated that upon consummation of the Plan, (i) the Common Stock will be canceled and will cease to be authorized to be quoted in the National Association of Securities Dealers Automated Quotation System and listed on the Pacific Stock Exchange, and its registration will be terminated pursuant to Section 12(g)(4) of the Exchange Act, and (ii) the Preferred Stock will be canceled.

	On April 21, 1994, the Company and AmWest entered into a Third Revised Interim Procedures Agreement (the "Procedures Agreement"). The following is a brief description of certain provisions of the Procedures Agreement and is qualified in its entirety by reference to such agreement, a copy of which was filed as an exhibit to the Schedule 13D.

	During the term of the Procedures Agreement, the Company has agreed not to initiate or solicit any offer or proposal providing for, or in furtherance of, any Prohibited Transaction, except under the circumstances expressly set forth in the Procedures Agreement, including the provision of notice and information to AmWest and the opportunity for AmWest to make a matching bid. Prohibited Transactions are defined in the Procedures Agreement, subject to certain express exceptions, as (i) transactions similar to the investment by AmWest contemplated by the Investment Agreement, including the issuance and sale by the Company of any of the securities contemplated thereby, (ii) the designation of the proposal of a plan of any party other than AmWest as a Lead Plan Proposal (as defined in the Procedures Agreement), (iii) the execution of a contract with any other airline which would interfere with the operation of the Alliance Agreements (as defined in the Procedures Agreement) between certain affiliates of AmWest and the Company which are contemplated by the Investment Agreement, (iv) any merger or consolidation of the Company, (v) any issuance or sale of debt or equity securities by the Company, or (vi) any sale, encumbrance, lease or other disposition of material assets of the Company or interest therein outside the ordinary and normal course of the Company's business.

	On April 7, 1994, Belmont II, Belmont and Copernicus entered into a Subscription Agreement with AmWest dated April 7, 1994
(the "Subscription Agreement"). The following is a brief description of the Subscription Agreement and is qualified in its entirety by reference to such agreement, a copy of which was filed as an exhibit to the Schedule 13D.

	Pursuant to the Subscription Agreement, Belmont II, Belmont and Copernicus agreed, subject to the terms and conditions contained therein, to accept an assignment from AmWest of certain of its rights under the Investment Agreement, including the right to purchase certain voting securities, debt securities and warrants of New America West. In addition, Belmont II, Belmont and Copernicus have agreed that, except with the consent of AmWest, neither they nor any of their affiliates shall, prior to the earlier of (i) the consummation of the Plan, or (ii) termination of the Investment Agreement, commit funds to, or otherwise become involved with any other entity which may attempt to acquire control of the Company.

	In addition to the securities of New America West to be purchased pursuant to the Subscription Agreement, certain Fidelity Entities, which may include Belmont II, Belmont and Copernicus, may purchase claims against the Company which, pursuant to the Plan, may be exchangeable for securities of New America West.

Item 7.  Material to be Filed as Exhibits.

	Exhibit 1 - Transpacific Purchase Agreement

	Exhibit 2 - TPG Letter Agreement


	This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.


	SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	Belmont Capital Partners II, L.P.


	By:     Fidelity Capital Partners II
Corp.,
		its general partner


Dated:  May 24, 1994    By:     /s/ Judy K. Mencher
		Name:  Judy K. Mencher
		Title:    Vice President